UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03052248

SEC FILE NO.
8-42537

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
NOV 28 2003

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 AND ENDING 09/30/03
mm/dd/yy mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PERSONAL FINANCIAL CONSULTANTS
SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

7251 CRONIN CIRCLE
(No and Street)

DUBLIN	CALIFORNIA	94568
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOREN KAYFETZ (925) 833-1031
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LOREN KAYFETZ**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PERSONAL FINANCIAL CONSULTANTS SECURITIES CORPORATION.**, as of **SEPTEMBER 30, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Alameda

On Nov. 21, 2003 before me, Joseph Savino - Notary Public personally appeared

Loren B. Kayfetz

~~personally known to me (or~~ proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.
WITNESS my hand and official seal.



JOSEPH SAVINO
COMM. #1308735
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 11, 2005
TGJ1

Joseph Savino
Notary Signature

Personal Financial Consultants Securities Corporation

Annual Audit Report

September 30, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Personal Financial Consultants Securities Corporation

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Personal Financial Consultants Securities Corporation
Dublin, California

We have audited the accompanying statement of financial condition of Personal Financial Consultants Securities Corporation (the Company) as of September 30, 2003, and the related statements of income, changes in stockholder's equity and cash flows, for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Personal Financial Consultants Securities Corporation at September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 16, 2003

Personal Financial Consultants Securities Corporation

Statement of Financial Condition

September 30, 2003

Assets

Cash		$ 1,388
Commissions receivable		92,660
Prepaid expense		11,149
Total assets		$ 105,197

Liabilities and Stockholder's Equity

Accounts payable		$ 1,500
Due to shareholder		24,477
Deferred tax liability		10,170
Total liabilities		36,147
Stockholder's equity		
Common stock (100,000 shares of no par authorized; 2,500 shares issued and outstanding)	$ 25,000	
Retained earnings	44,050	
Total stockholder's equity		69,050
Total liabilities and stockholder's equity		$ 105,197

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Income (Loss)

For the Year Ended September 30, 2003

Revenue:	
Commissions	$ 537,476
Other income	1,638
Total revenue	$ 539,114
Expenses:	
Administrative fees	289,537
Compensation expense	254,898
Professional fees	13,605
Insurance	7,195
Other operating expenses	3,919
Total expenses	569,154
Loss before income taxes	(30,040)
Income tax benefit	6,110
Net loss	$ (23,930)

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2003

	Common Stock	Retained Earnings	Stockholder's Equity
October 1, 2002	$ 25,000	$ 67,980	$ 92,980
Net loss		(23,930)	(23,930)
September 30, 2003	$ 25,000	$ 44,050	$ 69,050

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Statement of Cash Flows

For the Year Ended September 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (23,930)
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax liability	(6,910)
(Increase) decrease in:	
Commissions receivable	(24,423)
Due from officers	39,437
Prepaid expense	(6,645)
Increase (decrease) in:	
Accounts payable	1,500
Due to shareholder	24,477
Taxes payable	(2,191)
Net Cash Provided (Used) by Operating Activities	1,315
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net increase (decrease) in cash and cash equivalents	$ 1,315
Cash at September 30, 2002	73
Cash at September 30, 2003	$ 1,388

SUPPLEMENTAL INFORMATION:

Operating activities reflect income taxes of $2,991 paid during the year.

See independent auditor's report and accompanying notes.

Personal Financial Consultants Securities Corporation

Notes to the Financial Statements

September 30, 2003

(1) Organization

Personal Financial Consultants Securities Corporation was incorporated in the State of California on March 26, 1990. The purpose of the Corporation is to act as a broker/dealer engaging in general securities activities primarily in Northern California. Securities transactions are cleared through Saxony Securities, Inc. on a fully disclosed basis. Significant revenues are generated through mutual fund transactions which are processed directly by the mutual funds.

(2) Summary of Significant Accounting Policies

(a) Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

(b) Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

(c) Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less to be cash equivalents.

(d) Commissions Receivable
73% of commissions receivable are from MFS Fund Distributors, Inc. The Company considers commissions receivable to be fully collectible at September 30, 2003.

(e) Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Personal Financial Consultants Securities Corporation

Notes to the Financial Statements

September 30, 2003

(2) Summary of Significant Accounting Policies (continued)

(f) Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Income Taxes

Deferred tax assets relate to the Federal and California net operating loss carryforwards. Deferred tax liabilities relate primarily to the differences of using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. Since it is more likely than not that deferred tax assets will be realized, a valuation allowance has not been established. Net deferred tax liabilities at September 30, 2003 consisted of the following:

Deferred tax assets		
Federal	$ 9,280	
State	5,290	
Total deferred tax assets		$ 14,570
Deferred tax liabilities		
Federal	$15,570	
State	9,170	
Total deferred tax liabilities		24,740
Net deferred tax liabilities		$ 10,170

Income tax benefit for the year ended September 30, 2003 consisted of the following:

Current	
State	$ 800
Deferred	
Federal	4,620
State	690
Income tax benefit	$ 6,110

Federal and California tax net operating loss carryforwards at September 30, 2003 were $34,851 and $36,947, respectively. The Federal net operating loss carryforward is due to expire in the year ending 2023. A total of $2,896 of the California net operating loss carryforward is due to expire in the year ending 2007 and $34,051 in the year ending 2013.

Personal Financial Consultants Securities Corporation

Notes to the Financial Statements

September 30, 2003

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2003, the Company's net capital was $18,180, which exceeded the requirement by $13,180.

(5) Related Party Transactions

Under an agreement dated October 1, 1997 and terminated on September 30, 2003, Personal Financial Consultants, Inc., an entity under common control provides office facilities, supplies, and services to the Company in exchange for administrative fees which amounted to $262,560 in the year ended September 30, 2003. Included in accounts payable is $24,477 due to the president of the Company at September 30, 2003.

(6) Pension Plan

The Company has a simplified employee pension plan. All employees at least 21 years of age with 3 years of service are eligible to participate. Employer contributions are based on employee wages earned. Eligible employees could receive contributions from 0% to 15% of wages and salaries at the Company's discretion. Management does not expect to make any contributions for the year ended September 30, 2003.

SUPPLEMENTAL INFORMATION

Personal Financial Consultants Securities Corporation

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2003

Net Capital:		
Total stockholder's equity qualified for net capital		$ 69,050
Add: Deferred taxes related to accounts receivable otherwise deducted from net capital		10,170
Less: Non-allowable assets		
Commissions receivable	$ 49,891	
Prepaid expense	11,149	
Total non-allowable assets		61,040
Net capital		$ 18,180
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $25,977 or $5,000, whichever is greater		5,000
Excess net capital		$ 13,180

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of September 30, 2003:

Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 25,309
Increase in stockholder's equity	44,617
Increase in deferred tax related to unallowable receivable	1,990
Increase in non-allowable assets	(53,736)
Net capital per above computation	$ 18,180

Personal Financial Consultants Securities Corporation

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Saxony Securities, Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2003

Not applicable.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Personal Financial Consultants Securities Corporation
Dublin, California

In planning and performing our audit of the financial statements and supplemental schedules of Personal Financial Consultants Securities Corporation (the Company) for the period ended September 30, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended September 30, 2003, and this report does not affect our report thereon dated October 16, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in there regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



October 16, 2003